Filed by Movano Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Movano Inc.

Commission File No.: 001-40254

Date: January 22, 2026

Corvex Secures Long-Term NVIDIA H200 GPU Deployment with AI-driven Provider of High-Performance Battery Technologies to Support Production AI Workloads

Arlington, VA – January 22, 2026 – Corvex, Inc., an AI cloud computing company specializing in GPU-accelerated infrastructure for AI workloads, today announced a long-term GPU lease agreement with an established AI-driven provider of high-performance battery technologies.

The deployment, a dedicated cluster of NVIDIA H200 GPUs, will underpin the customer’s core AI development and research initiatives, including proprietary algorithms. The customer selected Corvex for its superior overall value, confidential AI enablement to unlock market expansion, and hyperscaler-class operations as compared to alternative AI cloud infrastructure providers.

Corvex’s architecture of GPU clusters will provide the customer with high price-performance by maximizing compute density while maintaining elasticity and allowing flexibility for burst capacity during peak demand periods.

Corvex is also enabling the customer to extend its enterprise AI offerings into the most security-conscious environments through a secure, managed on-premise solution. By architecting next-generation on-premise GPU clusters with hardware-enforced encryption, remote attestation, and payload-free telemetry, Corvex’s technology allows the customer to run sensitive model training and production inference workloads while meeting strict data-sovereignty, compliance, and IP-protection requirements, and to expand its market to enterprise customers that cannot be served by public cloud infrastructure.

Corvex is also providing a fully managed, hyperscaler-class Kubernetes service without the hyperscaler cost or lock-in. Designed to simplify orchestration and eliminate the operational burden of maintaining complex infrastructure, Corvex’s solution automates resource scheduling to maximize GPU utilization, reduce idle capacity, and lower infrastructure costs while maintaining flexibility to scale for peak model training and production inference demand. The result is a hyperscaler-grade GPU management experience at a meaningfully lower cost, enabling the customer’s engineering team to devote resources to building and deploying AI models rather than infrastructure management.

“This deployment reflects how leading AI innovators are scaling production AI without compromising economics, market access, or operational velocity,” said Jay Crystal, Co-Chief Executive Officer of Corvex. “Corvex delivered leading cost-per-compute for continuous workloads, hyperscaler-class managed operations, and a custom-designed and confidential on-premise GPU solution that enables our customer to expand into the most security-conscious environments.”

“We believe this transaction is reflective of the growing demand from AI model builders and sophisticated enterprises for secure GPU infrastructure that is easy to use and more cost-effective than what has been offered to date,” said Seth Demsey, Co-Chief Executive Officer of Corvex. “Corvex is quickly becoming a go-to platform for scaling secure AI workloads at enterprise scale.”

The transaction demonstrates Corvex’s continued growth and validates its commitment to delivering secure, high-performance AI infrastructure. Corvex’s architecture, including its managed Kubernetes platform, supports purpose-built security features designed to safeguard sensitive data, while enabling customers to operate AI workloads in a dedicated environment that aligns with internal governance and compliance standards.

About Corvex

Corvex is an AI cloud computing company specializing in GPU-accelerated infrastructure for AI workloads. Corvex’s platform allows organizations to leverage the advantage of AI by providing secure, scalable, and cost-efficient computational resources. Corvex’s infrastructure leverages advanced GPU-accelerated compute clusters, high-throughput storage systems and layered architecture to provide enhanced security, consistent performance, and efficiency at scale. As previously announced on November 10, 2025, Corvex announced a definitive agreement (the “Merger Agreement”) with Movano Inc. (Nasdaq: MOVE) (“Movano”) to combine the companies in an all-stock transaction (the “Merger”).

Cautionary Statements Regarding Forward-Looking Statements

This press release contains forward-looking statements. All statements contained in this press release other than statements of historical facts, including statements regarding our future results of operations and financial position, projected growth, product capabilities and customer deployment, business strategy and plans and our objectives for future operations, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements are subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those contained in any forward-looking statements we may make. Nothing in this press release should be regarded as a representation by any person that these results will be achieved, and we undertake no duty to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Media Contact

Chris Donahoe, Stillpoint

corvex.media@stillpointglobaladvisors.com

No Offer or Solicitation

This press release and the information contained herein is not intended to and does not constitute a solicitation of a proxy, consent or approval with respect to any securities or in respect of the proposed transactions, including the Merger, between Movano and Corvex (the “Proposed Transactions”) or an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities pursuant to the Proposed Transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law, or an exemption therefrom. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information and Where to Find It

This press release relates to the Proposed Transactions involving Movano and Corvex and may be deemed to be solicitation material in respect of the Proposed Transactions. In connection with the Proposed Transactions, Movano and Corvex have filed relevant materials with the SEC, including a registration statement on Form S-4 (File No. 333-292321) (the “Form S-4”) that contains a proxy statement (the “Proxy Statement”) and prospectus. This press release is not a substitute for the Form S-4, the Proxy Statement or for any other document that Movano has filed or may file with the SEC and/or send to Movano’s stockholders in connection with the Proposed Transactions. MOVANO URGES, BEFORE MAKING ANY VOTING DECISION, INVESTORS AND STOCKHOLDERS TO READ THE FORM S-4, THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MOVANO, CORVEX, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.

Investors and stockholders will be able to obtain free copies of the Form S-4, the Proxy Statement and other documents filed by Movano with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Movano’s Internet website address is www.movanohealth.com. Movano’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, including exhibits, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available free of charge through the investor relations page of its Internet website as soon as reasonably practicable after it electronically files such material with, or furnish it to, the SEC. Movano’s Internet website and the information contained therein or connected thereto are not intended to be incorporated into this report.

Participants in the Solicitation

Movano, Corvex, and their respective directors and certain of their executive officers and other members of management may be deemed to be participants in the solicitation of proxies from Movano’s stockholders in connection with the Proposed Transactions under the rules of the SEC. Information about Movano’s directors and executive officers, including a description of their interests in Movano, is included in Movano’s most recent Annual Report on Form 10-K for the year ended December 31, 2024. Additional information regarding the persons who may be deemed participants in the proxy solicitations, including the directors and executive officers of Corvex, and a description of their direct and indirect interests, by security holdings or otherwise, are also included in the Form S-4, the Proxy Statement and other relevant materials to be filed with the SEC when they become available. These documents can be obtained free of charge from the sources indicated above.

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